FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 21, 2008 announcing that Registrant has been chosen by India’s Bharti Airtel to deliver a broadband satellite network comprising more than 13,000 sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated January 21, 2008

Gilat chosen by India’s Bharti Airtel to deliver a broadband satellite network comprising more than 13,000 sites

– New SkyEdge network to deliver broadband Internet services to kiosks in India –

Petah Tikva, Israel, January 21, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has received a new order from Bharti Airtel, India’s leading telecommunications operator, to supply a broadband satellite network which comprises more than 13,000 SkyEdge IP VSATs. The new network will be used by Bharti Airtel to offer information and communication services to meet the requirements of the local citizens of India’s Gujarat State.

Bharti has been a Gilat customer since 2001, and already serves thousands of corporations, Bank ATMs and other customers across the country through its existing networks based on Gilat’s technology.

Erez Antebi, CEO of Gilat Network Systems, said, “We are proud to have been chosen as Bharti Airtel’s technology partner for this significant project that will enable remote citizens in the state of Gujarat to benefit from information and e-governance services. The SkyEdge network, based on Gilat’s advanced VSAT technology and experience will enable Bharti to continue providing the highest possible level of customer service and support to its customers throughout the country.”

SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

Gilat is a leading provider of VSATs to the Indian market.

About Bharti:
Bharti Airtel Limited is India’s largest integrated and the first private telecom services provider with a footprint in all the 23 telecom circles. Bharti Airtel since its inception has been at the forefront of technology and has steered the course of the telecom sector in the country with its world class products and services. The businesses at Bharti Airtel have been structured into three individual strategic business units (SBU’s) — Mobile Services, Airtel Telemedia Services & Enterprise Services. The mobile business provides mobile & fixed wireless services using GSM technology across 23 telecom circles while the Airtel Telemedia Services business offers broadband & telephone services in 94 cities. The Enterprise services provide end-to-end telecom solutions to corporate customers and national & international long distance services to carriers. All these services are provided under the Airtel brand.

About Gilat Satellite Networks Ltd:

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com